PRESSURE BIOSCIENCES, INC.

August 21, 2008

US Securities and Exchange
Commission
Division of Corporate Finance
100 F. Street N.E
Washington DC 20549
Attn: Russell Mancuso

Dear Mr. Mancuso:

Pursuant to the comment letter of the staff of the Securities and Exchange Commission (the "Commission") dated August 20, 2008 in connection with the revised preliminary proxy statement filed by Pressure BioSciences, Inc. (the "Company") with the Commission on August 19, 2008, as requested, the Company hereby acknowledges as follows:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

Richard T. Schumacher
President, Chief Executive Officer and Treasurer

PBI

14 Norfolk Avenue, South Easton, MA 02375 • (T) 508-230-1828 • (F) 508-230-1829 • www.pressurebiosciences.com

Steven R. London
direct dial: +1 617.204.5107
direct fax: +1 617.204.5150
londons@pepperlaw.com

August 21, 2008

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, NE Washington, D.C. 20549-6010 Attn: Mr. Russell Mancuso

Re:	Pressure BioSciences, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed August 19, 2008 File No. 000-21615

Dear Mr. Mancuso:

On behalf of Pressure BioSciences, Inc. (the “Company”), we are responding to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 20, 2008, relating to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on August 19, 2008.

Proposal No. 3: To Approve the Sale, Issuance …, page 24

1.	Regarding your disclosure in response to our prior comment 1 that the warrants will be included within the caps “if required under applicable Nasdaq rules:”

•
It is unclear how shareholders will know from that disclosure whether you will deduct the warrants from the caps. If you believe that the Nasdaq rules are unclear, please disclose how you intend to apply them to your agreement with Emerging Growth Equities; and

•
If you will deduct the warrants from the caps, please clarify how you will calculate the deduction. For example, how will you value the consideration received for the warrant in order to deduct from the $18,000,000 cap? Will you also deduct the exercise price?

Company Response:

Depending on the actual terms of a transaction in which Emerging Growth Equities (“EGE”) is entitled to receive warrants as a component of its compensation, it is possible under applicable Nasdaq rules that the shares underlying the warrants to be issued to EGE may be aggregated and included within the maximum share and aggregate dollar limitations subject to the proposal. For example, if the issuance of securities in a transaction includes shares of common stock and warrants to purchase shares of common stock, both of which are issued at a discount, the shares underlying the warrants to be issued to EGE in such a transaction will be aggregated with the number of shares of common stock sold in the transaction because the warrants issued to EGE will also have an exercise price of less than the greater of book or market value. On the other hand, if the issuance of the securities in a transaction with investors includes common stock issued at a price equal to or at a premium to market and warrants to purchase shares of common stock with an exercise price at a discount to market, Nasdaq would likely aggregate the warrants with the common stock issued in such transaction with investors and deem the common stock to be issued at a discount to market for purposes of Nasdaq shareholder approval rules. Despite the fact that the common stock and warrants issued to investors may be deemed to be issued at a discount for purposes of the Nasdaq shareholder approval rules, it is possible that the shares underlying the warrants to be issued to EGE for purposes of Nasdaq rules may not need to be aggregated with the securities issued in the transaction with investors because the exercise price for such shares underlying the warrants will be equal to the price of the common stock sold in the offering (in this case, equal to or at a premium to market and not at a discount).

Securities and Exchange Commission
August 21, 2008

In the absence of knowing the actual terms of a transaction, and given the details and complexities of the Nasdaq rules to determine whether the warrants to be issued to EGE will be included within the maximum share and aggregate dollar limitations and the valuation of such warrants, we propose to include the following language in the Company’s definitive proxy statement in lieu of the last sentence of the first paragraph on page 22:

"Depending on the actual terms of a financing transaction in which EGE is entitled to receive its warrants, it is possible under Nasdaq rules that the shares underlying the warrants to be issued to EGE will be aggregated and included within the maximum share limitations subject to this proposal. In such event, under applicable Nasdaq rules, the value attributed to such warrants, which will likely be calculated by multiplying the exercise price of the warrants times the number of shares underlying the warrants, will be included within the aggregate dollar limitations subject to this proposal."

2.
Your response to prior comment 3 implies that you believe there may be circumstances before the shareholder vote on the proposal in which you would enter into a plan, arrangement or contract to offer the securities subject to the proposal without distributing revised proxy materials and resoliciting proxies. Please provide us the authority on which you rely to support your belief.

Company Response:

The Company will revise the last sentence of the third paragraph on page 22 as follows:

"If any material plans, arrangements or contracts regarding securities issuances subject to this proposal arise after the date of this proxy statement and prior to the actual vote on this proposal, the Company will notify its stockholders and distribute revised proxy solicitation materials."

In connection with the response to the Staff’s comments, attached is a letter from the Company with respect to the required acknowledgements.

Securities and Exchange Commission
August 21, 2008

We thank you for your prompt attention to this letter responding to your comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to my attention at 617.204.5107.

Very truly yours,

/s/ Steven R. London

Steven R. London

cc:	Geoffrey Kruczek, Esq. Richard T. Schumacher, President and Chief Executive Officer, Pressure BioSciences, Inc. Edward H. Myles, Chief Financial Officer, Pressure BioSciences, Inc.